
October 17, 2022

Maria Woods
General Counsel
National CineMedia, Inc.
6300 S. Syracuse Way, Suite 300
Centennial, Colorado 80111

       Re: National CineMedia, Inc.
           Registration Statement on Form S-3
           Filed October 11, 2022
           File No. 333-267824

Dear Maria Woods:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at (202) 551-6022 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: David Crandall